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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

     [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
                     For the Period Ended: December 31, 2003

                        Commission file number 000-26247

                                     PART I
                             REGISTRANT INFORMATION

                          VERITAS SOFTWARE CORPORATION
                             ----------------------
                             Full Name of Registrant

                                350 Ellis Street
                         Mountain View, California 94043
           ----------------------------------------------------------
           Address of Principal Executive Offices (street and number)


                       PART II - RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

     [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25
(c) has been attached if applicable.
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                              PART III - NARRATIVE

     State below in reasonable detail why Forms 10-K, 11-K, 10-Q, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant has delayed the filing of its annual report on Form 10-K for the year ended December 31, 2003, for purposes of (i) restating the Registrant's financial statements for the years ended December 31, 2001 and December 31, 2002 as a result of an internal investigation that concluded on March 12, 2004, and
(ii) revising its financial statements for the year ended December 31, 2003 to reflect corrections of prior periods and the settlement of tax audits related to the Company's 2000 acquisition of Seagate Technology. The Registrant's Form 10-K could not be filed on March 15, 2004 because an internal investigation was only recently completed and additional time is necessary to complete the reaudit of the applicable financial statements.

                           PART IV - OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

           Edwin J. Gillis          (650)       527-8000
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                Name              Area Code  Telephone Number

          (2) Have all other reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 or the Investment Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

               [X] Yes            [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               [X] Yes            [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to restate its financial statements for the years ended December 31, 2001 and 2002, and adjust its previously announced financial results for the year ended December 31, 2003. On a preliminary basis, the restatement is expected to (i) decrease 2001 revenues in the range of $1 million to $5 million and decrease 2001 net loss in the range of $5 million to $10 million from previously reported results, and (ii) increase 2002 revenues in the range of $5 million to $10 million and decrease 2002 net income in the range of $5 million to $10 million from previously reported results. In addition, the Registrant expects that it will decrease 2003 revenues in the range of $10 million to $15 million and decrease 2003 net income in the range of $15 million to $20 million from previously announced results. The Registrant will also adjust its previously announced financial


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results for 2003 to reflect a settlement finalized by federal taxing authorities on March 15, 2004 of tax audits related to the Company's 2000 acquisition of Seagate Technology. The settlement is expected to result in an increase to 2003 net income of approximately $95 million. The combined impact of these adjustments is expected to increase 2003 net income in the range of $75 million to $80 million from previously announced results. The foregoing ranges and amounts represent preliminary estimates and there can be no assurance that further adjustments will not be required upon completion of the reaudit for these periods.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, including statements relating to estimated adjustments to and the impact on historical financial statements of the Registrant. These forward-looking statements involve a number of risks and uncertainties, including: the risk of possible changes in the scope and nature of the reaudit of the Registrant's financial statements; and uncertainties regarding the extent to which prior period financial statements will be restated upon completion of the reaudit. These and other factors could cause our actual results to differ materially from what we project in our forward-looking statements. For more information regarding other potential risks and uncertainties, see the "Factors That May Affect Future Results" section of the Registrant's most recent periodic reports on Form 10-Q for the quarter ended September 30, 2003 and Form 10-K for the year ended December 31, 2002, which are on file with the Securities and Exchange Commission.


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                          VERITAS SOFTWARE CORPORATION

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: March 16, 2004                       By: /s/ Edwin J. Gillis
                                               ---------------------------------
                                               Edwin J. Gillis
                                               Executive Vice President
                                               and Chief Financial Officer